Prospectus Supplement (to Prospectus dated April 7, 2011)	Filed Pursuant to Rule 424(B)(3) Registration No. 333-167894
12,859,193 Shares of Common Stock
          This prospectus relates to the resale by selling stockholders, including their donees, pledgees, transferees or other successors-in-interests, of 12,859,193 outstanding shares of our common stock (the “Resale Shares”).
          Certain of the selling stockholders may be deemed affiliates of the Company or were affiliates of Hicks Acquisition Company I, Inc., a Delaware corporation with which the Company engaged in a business combination transaction that was completed on September 25, 2009 (the “Resolute Transaction”). The Resale Shares were originally issued in the Resolute Transaction to the selling stockholders or were distributed to the selling stockholders in a pro-rata distribution without consideration from others who received Resale Shares in the Resolute Transaction. It is anticipated that the selling stockholders will sell the Resale Shares from time to time in one or more transactions, in negotiated transactions or otherwise, at prevailing market prices or prices otherwise negotiated.
          We will not receive any proceeds from the sale of any Resale Shares sold by the selling stockholders.
          Our common stock is traded on the New York Stock Exchange under the symbol “REN.” On March 31, 2011, the last reported sales price of our common stock on the New York Stock Exchange was $18.14 per share.
          The securities offered in this prospectus involve a high degree of risk. You should carefully consider the matters set forth in “Risk Factors” on page 5 of this prospectus and on page 28 of our 2010 Annual Report on Form 10-K incorporated by reference herein in determining whether to purchase our securities.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is April 15, 2011.

As used in this prospectus, the terms “Resolute,” “we,” “our,” “ours” and “us” may, depending on the context, refer to Resolute Energy Corporation or to one or more of Resolute Energy Corporation’s consolidated subsidiaries or to Resolute Energy Corporation and its consolidated subsidiaries, taken as a whole.

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ABOUT THIS PROSPECTUS
          You should rely only on the information provided in this prospectus, including the information incorporated by reference. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. You should assume that the information contained in this prospectus, as well as information contained in a document that we have previously filed or in the future will file with the SEC and incorporate by reference in this prospectus, is accurate only as of the date of this prospectus, or the document containing that information, as the case may be. Our financial condition, results of operations, cash flows or business may have changed since that date.
WHERE YOU CAN FIND MORE INFORMATION
          We file and furnish annual, quarterly and current reports and other information, including proxy statements, with the SEC. You may read and copy any document we file or furnish with the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are available to the public on the SEC’s website at www.sec.gov. Our SEC filings are also available through the “Investor Info” section of our website at www.resoluteenergy.com.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
          The SEC allows us to “incorporate by reference” information into this prospectus and any accompanying prospectus supplement, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered part of this prospectus, and information filed with the SEC subsequent to this prospectus and prior to the termination of the offering will automatically be deemed to update and supersede this information. We incorporate by reference into this prospectus the documents listed below (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act):
•	Annual Report on Form 10-K for the fiscal year ended December 31, 2010; and

•	The description of our common stock set forth in our registration statement on Form 8-A filed on September 21, 2009, and any amendment or report filed for the purpose of updating such description.
          We also incorporate by reference all documents we subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing of the registration statement of which this prospectus is a part (including prior to the effectiveness of the registration statement) and prior to the termination of the offering. Any statement in a document incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent a statement contained in this prospectus or any other subsequently filed document that is incorporated by reference in this prospectus modifies or supersedes such statement.
          Unless specifically stated to the contrary, none of the information that we disclose under Items 2.02 or 7.01 or corresponding information furnished under Item 9.01 or included as an exhibit of any Current Report on Form 8-K that we may from time to time furnish to the SEC will be incorporated by reference into, or otherwise included in, this prospectus.
          We will provide without charge upon written or oral request, a copy of any or all of the documents which are incorporated by reference into this prospectus. Requests should be directed to:

Resolute Energy Corporation
Attention: Secretary
1675 Broadway, Suite 1950
Denver, Colorado 80202
     Except as provided above, no other information, including information on our internet site, is incorporated by reference in this prospectus.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus contains “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. The use of any statements containing the words “anticipate,” “intend,” “believe,” “estimate,” “project,” “expect,” “plan,” “should” or similar expressions are intended to identify such statements. Forward-looking statements included or incorporated by reference in this prospectus relate to, among other things, the dilutive effect of exercise of warrants, volatility in our stock price and the ability to resell shares of common stock purchased, expected future production, expenses and cash flows, the nature, timing and results of capital expenditure projects, amounts of future capital expenditures, our plans with respect to reinvestment of our cash flow, our plans with respect to hedging, our future debt levels and liquidity and future compliance with covenants under our revolving credit facility. Although we believe that the expectations reflected in such forward-looking statements are reasonable, those expectations may prove to be incorrect. All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement. Factors that could cause actual results to differ materially from our expectations include, among others, those factors referenced in the “Risk Factors” sections of this prospectus, our Annual Report on Form 10-K for the year ended December 31, 2010 and such things as:
•	volatility of oil and gas prices, including reductions in prices that would adversely affect our revenue, income, cash flow from operations, liquidity and reserves;

•	discovery, development and our ability to replace oil and gas reserves;

•	our future cash flow, liquidity and financial position;

•	the success of our business and financial strategy, hedging strategies and plans;

•	the amount, nature and timing of our capital expenditures, including future development costs;

•	a lack of available capital and financing;

•	the effectiveness and results of our CO2 flood program;

•	the success of the development plan and production from our oil and gas properties and particularly the Aneth Field Properties;

•	the timing and amount of future production of oil and gas;

•	the completion and success of exploratory drilling in the Bakken trend of the Williston Basin;

•	availability of drilling, completion and production supplies, personnel and equipment;

•	inaccuracy in reserve estimates and expected production rates;

•	our operating costs and other expenses;

•	the success in marketing oil and gas;

•	competition in the oil and gas industry;

•	operational problems, or uninsured or underinsured losses affecting our operations;

•	the impact and costs related to compliance with or changes in laws or regulations governing our oil and gas operations;

•	our relationship with the Navajo Nation, the local community in the area where we operate and Navajo Nation Oil and Gas Company, as well as the timing of when certain purchase rights held by Navajo Nation Oil and Gas Company become exercisable;

•	the impact of weather and the occurrence of disasters, such as fires, floods and other events and natural disasters;

•	environmental liabilities;

•	anticipated CO2 supply, which is currently being sourced exclusively from Kinder Morgan CO2 Company, L.P.;

•	risks related to our level of indebtedness;

•	developments in oil and gas-producing countries;

•	loss of senior management or technical personnel;

•	acquisitions and other business opportunities (or the lack thereof) that may be presented to and pursued by us; and

•	other factors, many of which are beyond our control.

OUR BUSINESS
Overview
          We are an independent oil and gas company engaged in the exploration, exploitation and development of oil and gas properties located in Utah, Wyoming, North Dakota and, to a lesser extent, Alabama and Oklahoma. Approximately 88% of our revenue is generated from the sale of oil production. Our main focus is on increasing reserves and production from our properties located in Utah (“Aneth Field Properties”), from Hilight Field and related properties in Wyoming (“Wyoming Properties”), drilling and developing our properties in the Bakken Trend of the Williston Basin in North Dakota (the “Bakken Properties”), and improving efficiency and controlling costs in our operations. We have completed a number of exploitation projects that have increased our proved developed reserve base, and have plans for additional expansion and enhancement projects. We plan to further expand our reserve base through a focused acquisition strategy by looking to acquire properties that have upside potential through development drilling and exploitation projects and through the acquisition, exploration and exploitation of acreage that appears to contain relatively low risk and repeatable drilling opportunities. Also, we seek to reduce the effect of short-term commodity price fluctuations on our cash flow through the use of various derivative instruments.
          Our largest asset, constituting 92% of our proved reserves, is our ownership of working interests in Greater Aneth Field, a mature, long-lived oil producing field located in the Paradox Basin on the Navajo Reservation in southeast Utah. We own a majority of the working interests in, and are the operator of, three federal production units covering approximately 43,000 gross acres. These are the Aneth Unit, in which we own a 62% working interest, the McElmo Creek Unit, in which we own a 75% working interest, and the Ratherford Unit, in which we own a 59% working interest. As of December 31, 2010, we had interests in, and operated 397 gross (260 net) active producing wells and 334 gross (218 net) active water and CO2 injection wells on our Aneth Field Properties. The crude oil produced from the Aneth Field Properties is generally characterized as light, sweet crude oil that is highly desired as a refinery blending feedstock.
          Resolute’s Wyoming Properties are largely located in the Powder River Basin of Wyoming and constitute approximately 7% of Resolute’s net proved reserves. Hilight Field, anchoring the Wyoming production and reserves, produces oil and gas from the Muddy formation as well as shallow coalbed methane. Resolute also owns properties in eastern Wyoming and Oklahoma that produce oil and gas. As of December 31, 2010, the Wyoming Properties consisted of 465 gross (418 net) active producing wells and 8 gross (6 net) active water injection wells and Resolute operates all but 6 gross (1 net) wells. In addition, Resolute holds exploration leasehold rights in Wyoming’s Big Horn Basin.
          As of December 31, 2010, Resolute had acquired interests in approximately 83,452 gross (29,465 net leasehold) acres in Williams and McKenzie Counties, North Dakota. These leaseholds are located within the Bakken shale trend of the Williston Basin. Although the Middle Bakken formation is the primary objective, secondary objectives include the Three Forks, Madison and Red River formations. During 2010, the Company acquired an interest in one completed well and participated in drilling and completing one horizontal well. Additionally, Resolute is party to a contract with Marathon Oil Corporation, under which it has earned an additional 3,870 net acres as of January 16, 2011. As of December 31, 2010, Resolute had interests in, but was not the operator of 2 gross (0.5 net) active wells. The Company participated in drilling activities on five additional wells during 2010 which are expected to be completed in 2011, and anticipates participating in drilling and completing between fourteen to sixteen new wells in 2011.
          As of December 31, 2010, Resolute’s estimated net proved reserves were approximately 64.7 million equivalent barrels of oil (“MMBoe”), of which approximately 39% were proved developed producing reserves and approximately 78% were oil. The pre-tax PV-10 of Resolute’s net proved reserves at December 31, 2010, was $848 million and the standardized measure of its estimated net proved reserves as of December 31, 2010, was $587.0 million.
          Our principal executive offices are located at 1675 Broadway, Suite 1950, Denver, Colorado 80202 and our telephone number is 303-534-4600.

THE OFFERING

Shares Offered by Selling Stockholders	12,859,193 outstanding shares of common stock

Selling Stockholders	Certain of the selling stockholders identified in this prospectus may be deemed affiliates of the Company or affiliates of the Company’s predecessor prior to the Resolute Transaction. The selling stockholders are parties to a Registration Rights Agreement (as defined herein) pursuant to which the Resale Shares are being registered hereunder. See “Selling Stockholders” identified elsewhere in this prospectus.

Common Stock Outstanding as of March 31, 2011	58,534,605 (1)(2)

Use of Proceeds	Resolute will receive no proceeds from the sale of common stock by the selling stockholders.

NYSE Trading Symbols: Common Stock	REN

Risk Factors	Investing in our common stock involves a high degree of risk. You should carefully read and consider the information set forth under the heading “Risk Factors” beginning on page 28 of the Form 10-K incorporated by reference herein and on page 5 of this prospectus, as well as all other information included or incorporated by reference in this prospectus before investing in our common stock.

(1)	Includes 1,251,027 shares of restricted stock awarded to executive officers and directors of the Company pursuant to the 2009 Performance Incentive Plan that are subject to forfeiture if certain conditions are not satisfied.

(2)	Excludes shares of common stock issuable upon the exercise of warrants to purchase common stock, assuming no holders of Founder’s Warrants or Sponsor’s Warrants elect to exercise on a “cashless exercise” basis, and assuming that we do not elect to require that Public Warrants are exercised on a “cashless exercise” basis following the delivery of any redemption notice for such Public Warrants.

RISK FACTORS
          An investment in the securities offered in this prospectus involves a high degree of risk. You should carefully consider and evaluate all of the information contained or incorporated by reference in this prospectus before you decide to invest in our common stock. Any of the risks and uncertainties set forth therein and below could materially and adversely affect our business, results of operations and financial condition, which in turn could materially and adversely affect the trading price of our common stock. As a result, you could lose all or part of the exercise price. For a discussion of the factors you should carefully consider before deciding to purchase these securities, please consider the risk factors described in the documents we incorporate by reference, including those in our Annual Report on Form 10-K for the year ended December 31, 2010, as well as those set forth below. Also, please read “Cautionary Statement Regarding Forward-Looking Statements.”
Risks Related to Our Common Stock
Offers or availability for resale of a substantial number of shares of our common stock may cause the price of our common stock to decline.
          If our warrant holders exercise outstanding warrants and sell substantial amounts of our common stock in the public market, or if our stockholders resell substantial amounts of our common stock pursuant to a registration statement or upon the expiration of any statutory holding period under Rule 144 or Rule 145 under the Securities Act of 1933, as amended (the “Securities Act”), such resales could create a circumstance commonly referred to as an “overhang” and in anticipation of which the market price of our common stock could fall. The existence of an overhang, whether or not sales have occurred or are occurring, also could exert downward pressure on our stock price and make it more difficult for us to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate. At March 31, 2011, the Company had outstanding warrants to purchase 45,123,630 shares of common stock at an exercise price of $13.00 per share, representing approximately 44% of the Company’s outstanding common stock at such date, assuming full exercise of the warrants. Exercise of these warrants will result in dilution to our stockholders, which could cause the market price of our common stock to decline.
Registration rights held by certain of our stockholders may have an adverse effect on the market price of our common stock.
          Under a Registration Rights Agreement entered into in connection with the Resolute Transaction, holders of registrable securities have the right to demand registration under the Securities Act of all or a portion of their registrable securities subject to amount and time limitations. Holders of the registrable securities identified in the Registration Rights Agreement may demand four registrations. This Registration Statement does not constitute a demand registration. Additionally, whenever (i) we propose to register any of our securities under the Securities Act and (ii) the method we select would permit the registration of registrable securities, holders of registrable securities have the right to request the inclusion of their registrable securities in such registration. The resale of these shares in the public market upon exercise of the registration rights described above could adversely affect the market price of our common stock or impact our ability to raise additional equity capital. Parties to the Registration Rights Agreement have right to request registration of (i) shares representing approximately 22% of our outstanding common stock at March 31, 2011, and (ii) an additional 20,800,000 shares purchasable on exercise of outstanding warrants.
Stock prices of equity securities can be volatile, and there is no assurance that you will be able to resell the common stock you purchase at a price of excess of your purchase price.
          Over the past several years, the stock prices of companies on U.S. securities markets have been volatile, increasing or decreasing not in response to the company financial or operating results, but to general economic trends or events. In addition, stock prices of companies in the oil and natural gas industry in which the Company operates are significantly affected by commodity prices for oil and natural gas. In particular, the Company’s stock price has been very volatile over the past year trading between $10.48 and $18.55. All of these factors are beyond the Company’s control, and could have drastic impacts occurring within short periods of time. These factors could cause a decrease in the stock price following your purchase, and you may not be able to sell your common stock for a price exceeding your purchase price.
USE OF PROCEEDS
          The selling stockholders will receive all of the proceeds from the sale of any Resale Shares sold by them pursuant to this prospectus. We will not receive any proceeds from these sales.
SELLING STOCKHOLDERS
          The selling stockholders identified in this prospectus are offering 12,859,193 shares of our outstanding common stock in this prospectus.
          The Resale Shares being offered by the selling stockholders in this prospectus were all issued in the Resolute Transaction, and were registered in a registration statement on Form S-4 under the Securities Act. In the Resolute Transaction, the Resale Shares were initially issued to HH-HACI, L.P., Resolute Holdings, William Cunningham, William Montgomery, Brian Mulroney and William F. Quinn. Subsequently, each of HH-HACI, L.P. and Resolute Holdings has made one or more pro rata distributions without consideration of all or a portion of the shares of common stock to its limited partners or members, as the case may be. Certain of the selling stockholders may be deemed affiliates of the Company, or were affiliates of HACI at the time of the Resolute Transaction. The selling stockholders entered into, or upon distribution became assignees of rights under, the Registration Rights Agreement, which was entered into at the time of the Resolute Transaction. See “Description of Securities — Registration Rights Agreement” for a description of the terms of the Registration Rights Agreement. This registration statement is being filed at the option of the Company to permit public sales of the Resale Shares, which constitute only a portion of the Registrable Securities covered by the Registration Rights Agreement.
          The selling stockholders may offer the Resale Shares for resale from time to time pursuant to this prospectus. The selling stockholders may also sell, transfer or otherwise dispose of all or a portion of their Resale Shares in transactions exempt from the registration requirements of the Securities Act or pursuant to another effective registration statement covering those shares. We may from time to time include additional selling stockholders in amendments to this prospectus.
          The following table sets forth information, as of March 31, 2011, with respect to the shares of common stock, Founder’s Warrants and Sponsor’s Warrants owned by each selling stockholder and the number of Resale Shares that may be offered pursuant to this prospectus. Unless otherwise indicated below, to our knowledge each selling stockholder named in the table has sole voting and investment power with respect to the shares of common stock beneficially owned by it. As used in this prospectus, the term “selling stockholders” has the meaning set forth in the “Plan of Distribution” section of this prospectus. The information is based on information provided by or on behalf of the selling stockholders.
          We do not know when or in what amounts any selling stockholder may offer shares for sale. Because (i) the selling stockholders may offer all or some of the shares pursuant to this offering, (ii) there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, (iii) the selling stockholder may acquire additional shares from us or in the open market in the future, no definitive estimate as to the number of shares that will be held by each selling stockholder after the offering can be provided. The column captioned “Ownership After Offering” in the following table has been prepared on the assumption that all Resale Shares offered under this prospectus will be sold to parties unaffiliated with the selling stockholders, and that all Founder’s Warrants and Sponsor’s Warrants will continue to be owned by the selling stockholders after the offering.
          The selling stockholders have not had a material relationship with us or with HACI within the past three years other than as described in the footnotes to the table below. To our knowledge, based on information provided to us by the selling stockholders, none of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer.
          The ownership percentage in the column captioned “Percentage After Offering” is determined in accordance with the rules of the SEC based on 58,534,605 shares of common stock outstanding as of March 31, 2011.

				Securities
				Offered
	Ownership Before Offering			Hereby		Ownership After Offering
						Number of
						Shares
						(Including
						Shares
						Underlying	Percentage
	Number of	Founder’s	Sponsor’s			Warrants)	After
	Shares	Warrants	Warrants	Common		Owned After	Offering
Name	Owned	(2)(3)	(2)(4)	Stock		Offering	(1)
HH-HACI GP, LLC(5)	646	921		306		1,261	*
Thomas O. Hicks(5)(6)(7)	1,533,634	3,605,481	4,666,667	802,740		9,003,042	13.5%
Thomas O. & Cinda Hicks Foundation(5)(6)	208,348	360,640		135,240		433,748	*
TOH, Jr. Ventures, Ltd. (5)(6)	297,924	504,896		195,573		607,247	1.0%
MHH Ventures, Ltd. (5)(6)	291,687	504,896		189,336		607,247	1.0%
JAH Ventures, Ltd. (5)(6)	291,687	504,896		189,336		607,247	1.0%
RBH Ventures, Ltd. (5)(6)	291,687	504,896		189,336		607,247	1.0%
WCH Ventures, Ltd. (5)(6)	333,357	577,024		216,384		693,997	1.2%
CFH Ventures, Ltd. (5)(6)	375,026	649,152		243,432		780,746	1.3%
Joseph B. Armes(7)(8)(10)(13)	—	23,000		—		23,000	*
JBA Family Partners LP (8)	—	368,006		—		368,006	*
William A. Montgomery(7)	32,325	46,000		23,000		55,325	*
Brian Mulroney(7)	32,325	46,000		23,000		55,325	*
William H. Cunningham (7)(11)(12)	37,730	46,000		23,000		60,730	*
Thomas O. Hicks, Jr. (7)(9)(11)(12)	45,267	68,999		27,248		87,018	*
Robert M. Swartz(7)(10)(11)(12)	181,017	298,998		114,999		365,016	*
Eric C. Neuman(7)(9)	185,195	298,998		74,749		409,444	*
Christina W. Vest(7)(9)	185,195	298,998		74,749		409,444	*
Mack Hicks(7)(9)	41,759	43,132		29,145		55,746	*
Marcos Clutterbuck(9)	64,186	91,341		30,447		125,080	*
Casey Coffman(10)	40,406	32,325		23,000		49,731	*
Curt Crofford(9)	42,737	68,999		17,250		94,486	*
Emmanuel Paglayan(9)	21,548	30,663		10,221		41,990	*
Nathan Kimes(10)	23,000	36,883		15,333		44,550	*
Lori McCutcheon(9)	11,818	25,652		—		37,470	*
Resolute Holdings, LLC(14)(15)	1,400,139	4,600,000	2,333,333	100		8,333,372	12.7%
Natural Gas Partners VII, L.P.(14)(15)	6,276,166	—	—	6,276,166		0	*
NGP-VII Income Co-Investment Opportunities, L.P. (14)(15)	289,719			289,719		0	*
Nicholas J. Sutton (11)(16)(17)	1,111,116	0		591,918		519,198	*
James M. Piccone (11)(16)(17)	567,513	0		253,343		314,170	*
Richard F. Betz (16)(17)(18)	468,234	0		251,743		216,491	*
Dale E. Cantwell	119,738	0		119,738		0	*
Theodore Gazulis (16)(17)(19)	481,431	0		265,667		215,764	*
Janet W. Pasque Trust (20)	173,233	0		173,233		0	*

Total	15,455,793	13,636,796	7,000,000	10,869,451	(21)	25,223,138	31.9%

*	Represents less than 1%

(1)	For purposes of calculating ownership percentages after the offering, shares issuable on exercise of Founder’s Warrants and Sponsor’s Warrants are considered to be beneficially owned by the holders thereof (but are not treated as outstanding for the purpose of computing the percentage ownership of any other person).

(2)	Represents the shares of common stock issuable upon exercise of the Warrants.

(3)	See “Description of Securities — Warrants — Founder’s Warrants” for a description of these securities.

(4)	See “Description of Securities — Warrants — Sponsor’s Warrants” for a description of those securities.

(5)	Thomas O. Hicks disclaims beneficial ownership of any shares held by other entities, except to the extent of his pecuniary interest.

(6)	Charitable foundation and entities established by Mr. Hicks for estate planning purposes over which he retains investment and voting control. TOH Management Company LLC is the general partner of TOH, Jr. Ventures, Ltd., MHH Ventures, Ltd., JAH Ventures, Ltd., RBH Ventures, Ltd., WCH Ventures, Ltd. and CFH Ventures, Ltd., and has power to vote and dispose of the securities held by each of such entities. Thomas O. Hicks has sole voting and investment control over TOH Management Company LLC.

(7)	Executive officer or director of HACI, or of other companies under common control with HACI, prior to the Resolute Transaction.

(8)	JBA Family Partners GP, LLP has power to vote or dispose of the securities held by JBA Family Partners LP. Joseph B. Armes has voting and investment power over JBA Family Partners GP, LLP.

(9)	Currently employed by companies controlled by or under common control with Thomas O. Hicks or HH-HACI, L.P.

(10)	Formerly employed by HACI or companies controlled by or under common control with Thomas O. Hicks or HH-HACI, L.P.

(11)	Directors of the Company.

(12)	Share ownership includes 3,711 shares of restricted stock received as director compensation that remain subject to future vesting.

(14)	Natural Gas Partners VII, L.P. (“NGP VII”) and NGP-VII Income Co-Investment Opportunities, L.P. (“Co-Invest”) own approximately 71% of the outstanding membership interests of Resolute Holdings and therefore may be deemed to be the indirect beneficial owners of the common stock and Warrants owned by Resolute Holdings. NGP VII and Co-Invest disclaim beneficial ownership of the securities owned by Resolute Holdings, except to the extent of their pecuniary interest.

(15)	NGP VII owns 100% of NGP Income Management, L.L.C., which is the sole general partner of Co-Invest. NGP VII may be deemed to be the indirect beneficial owner of the shares of common stock owned by Co-Invest. Kenneth Hersh, a director of the Company, is an Authorized Member of GFW VII, L.L.C., which is the sole general partner of G.F.W. Energy VII, L.P., which is the sole general partner of NGP VII. Thus, Mr. Hersh may be deemed to indirectly beneficially own all the common stock directly and/or indirectly deemed beneficially owned by NGP VII. Mr. Hersh disclaims beneficial ownership of the securities except to the extent of his pecuniary interest therein.

(16)	Executive officers of the Company.

(17)	Includes shares of restricted stock awarded that remain subject to future vesting as follows: Nicholas J. Sutton — 453,637 shares; James M. Piccone — 266,886 shares; Richard F. Betz — 184,617 shares; Theodore Gazulis — 184,617 shares.

(18)	Includes 46,692 shares held by the reporting person in custodial accounts.

(19)	Includes 258,352 shares held by the reporting person in The Gazulis Revocable Trust and 38,462 shares held in a custodial account.

(20)	All shares are held in The Pasque Family Trust over which the selling stockholder is a co-trustee.

(21)	The difference between the 12,859,193 shares set forth on the cover of this prospectus and this total reflects shares of common stock that have been sold by the selling stockholders.

PLAN OF DISTRIBUTION
          We are registering Resale Shares held by the selling stockholders. As used in this prospectus, the term “selling stockholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received from a named selling stockholder as a gift, distribution, foreclosure on a pledge, or other non-sale related transfer after the date of this prospectus. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. Sales may be made on the New York Stock Exchange or any other national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, on the over-the-counter market, otherwise or in a combination of such methods of sale. Each selling stockholder reserves the right, together with its agents from time to time, to accept or reject, in whole or in part, any proposed purchase of the shares of common stock for any reason, including if they deem the purchase price to be unsatisfactory at any particular time.
          In addition, the selling stockholders may sell the Resale Shares from time to time by one or more of the following methods permitted pursuant to applicable law, without limitation:
•	block trades (which may involve crosses) in which a broker or dealer will be engaged to attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	direct sales to purchasers;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account;

•	an over-the-counter distribution;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	privately negotiated transactions;

•	bidding or auction process;

•	closing out of short sales;

•	transactions in which the broker solicits purchasers;

•	satisfying delivery obligations relating to the writing of options on the shares of common stock, whether or not the options are listed on an options exchange;

•	one or more underwritten offerings on a firm commitment or best efforts basis;

•	any combination of any of these methods; or

•	any other method permitted pursuant to applicable law.
          The selling stockholder may distribute the securities from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the times of sale, at prices related to these prevailing market prices or at negotiated prices. The selling stockholders may effect these transactions by selling the Resale Shares to market-makers acting as principals or through brokers-dealers or agents, and these persons may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the securities for whom such persons may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). Market-makers and block-purchasers purchasing the common stock will do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price.
          The shares may be sold according to any one or more of the methods described above. In addition, subject to compliance with applicable law and Company policy, the selling stockholder may enter into option, derivative or hedging transactions with respect to the shares, and any related offers or sales of shares may be made under this prospectus. In some circumstances, for example, the selling stockholder may write call options, put options or other derivative instruments (including exchange-traded options or privately negotiated options) with respect to the shares, or which it settles through delivery of the shares. These option, derivative and hedging transactions may require the delivery to a broker, dealer or other financial institution of shares offered under this prospectus, and that broker, dealer or other financial institution may resell those shares under this prospectus. A selling stockholder or his successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of common stock in the course of hedging the positions they assume with a selling stockholder. The selling stockholder may offer and sell the shares under any other method permitted by applicable law.
          If a material arrangement with any broker-dealer or other agent is entered into for the sale of any shares of common stock through a block trade, special offering, exchange distribution, secondary distribution, or a purchase by a broker or dealer, a prospectus supplement will be filed, if necessary, disclosing the material terms and conditions of these arrangements.
          The selling stockholders may from time to time deliver all or a portion of the shares offered hereby to cover a short sale or upon the exercise, settlement or closing of a call equivalent position or a put equivalent position.
          The SEC may deem a selling stockholder and any broker-dealers or agents who participate in the distribution of common stock to be “underwriters” within the meaning of Section 2(11) of the Securities Act. As a result, the SEC may deem any discounts and commissions received by such broker-dealers or agents and any profit on the resale of the common stock by the selling stockholder to be underwriting discounts or commissions under the Securities Act. Because a selling stockholder may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, a selling stockholder will be subject to the prospectus delivery requirements of the Securities Act and also may be subject to liabilities under the securities laws, including Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholder and any broker-dealer, underwriter or agent regarding the sale of the common stock.
          If required by the applicable securities laws of particular states, the Resale Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers.
          In addition, if required by the applicable securities laws of particular states, the Resale Shares may be sold only pursuant to registration or qualification of such Resale Shares in the applicable state or if an exemption from the registration or qualification requirement is available and is complied with.
          Each selling stockholder and any person participating in the distribution of common stock registered under the registration statement that includes this prospectus will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and applicable SEC rules and regulations, including, among others, Regulation M, which may limit the timing of purchases and sales of any of our common stock by any such person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of our common stock to engage in market-making activities with respect to our common stock. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market. These restrictions may affect the marketability of our common stock and the ability of any person or entity to engage in market-making activities with respect to our common stock.
          To the extent required, this prospectus will be amended or supplemented from time to time to describe a specific plan of distribution or to disclose additional information with respect to any sale or other distribution of the shares.
          The selling stockholder may also sell its shares in accordance with Rule 144 under the Securities Act, to the extent available, or pursuant to other available exemptions from the registration requirements of the Securities Act, rather than pursuant to this prospectus.
          We will pay for all costs of the selling stockholders of this registration, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; except that the selling holders will pay all brokerage commissions, underwriting discounts and selling expenses, if any.
          We have agreed to indemnify the selling stockholders against particular liabilities, including liabilities under the Securities Act, incurred in connection with the offering of the Resale Shares. We and the selling stockholders may agree to indemnify any underwriter, broker, dealer or agent that participates in transactions involving sales of the Resale Shares against certain liabilities, including liabilities arising under the Securities Act.
          Once sold under the registration statement, of which this prospectus forms a part, the common stock will be freely tradable in the hands of persons other than our affiliates.
DESCRIPTION OF SECURITIES
Description of Common Stock
Authorized and Outstanding
          We are authorized to issue up to 225,000,000 shares of common stock, par value $0.0001 per share, of which 58,534,605 shares are outstanding as of March 31, 2011.
Voting
          Holders of our common stock each have one vote per share. A majority of the outstanding shares of common stock constitute a quorum. There is no cumulative voting.
Dissolution
          Upon our dissolution, our stockholders will be entitled to receive pro rata all assets remaining available for distribution to stockholders after payment of all liabilities and provision for the liquidation of any shares of preferred stock with preferential liquidation rights, if any, at the time outstanding.
Redemption
          Our common stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock.
Dividends
          The Delaware General Corporation Law permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.
          Declaration and payment of any dividend are subject to the discretion of the our board of directors. The timing and amount of dividends will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and other factors.
          There are no restrictions in our certificate of incorporation or bylaws that prevent us from declaring dividends on our common stock; however, we are currently prohibited from declaring dividends under our revolving credit facility. We have not declared any dividends and do not plan to declare any dividends in the foreseeable future.

Election of Directors
          Our board of directors is elected to staggered terms, with each class of directors standing for election every three years. Directors are elected by a plurality of the votes cast by the holders of our common stock in a meeting at which a quorum is present. “Plurality” means that the individuals who receive the largest number of votes cast are elected as directors, up to the maximum number of directors to be chosen at the meeting.
Other Provisions
          All outstanding common stock is, and the common stock issuable upon exercise of the Warrants, if issued in the manner described in this prospectus and the Warrant Agreement, will be, fully paid and non-assessable.
          This section is a summary and may not describe every aspect of our common stock that may be important to you. We urge you to read applicable Delaware law, our certificate of incorporation and our bylaws, because they, and not this description, define your rights as a holder of our common stock. See “Where You Can Find More Information” for information on how to obtain copies of these documents.
Description of Preferred Stock
          We are authorized to issue up to 1,000,000 shares of preferred stock, par value $0.0001 per share. As of the date of this prospectus, there are no shares of preferred stock outstanding. Shares of preferred stock are issuable in such series as determined by the board of directors, who have the authority to determine the relative rights and preferences of each such series without further action by stockholders.
          The issuance of preferred stock could adversely affect the voting power of holders of our common stock, and the likelihood that preferred holders will receive dividend and liquidation preferences may have the effect of delaying, deferring or preventing a change in control of Resolute, which could depress the market price of our common stock.
Description of Warrants
          There are currently three types of Warrants outstanding: (1) Public Warrants, (2) Founder’s Warrants, and (3) Sponsor’s Warrants. The terms of the Founder’s Warrants and Sponsor’s Warrants are identical to the terms of the Public Warrants except as described below.
          As of March 31, 2011, there were 24,323,630 Public Warrants, 13,800,000 Founder’s Warrants and 7,000,000 Sponsor’s Warrants outstanding.
          Each type of Warrant entitles the holder to purchase one share of our common stock at a price of $13.00 per share, subject to adjustment and the limitations discussed below, at any time until September 25, 2014. However, the Warrants will be exercisable only if a registration statement relating to the common stock issuable upon exercise of the Warrants is effective and current.
          At any time while the Warrants are exercisable and there is an effective registration statement covering the shares of common stock issuable upon exercise of the Warrants available and current throughout the 30-day redemption period, we may call the outstanding Warrants (except as described below with respect to the Founder’s Warrants and the Sponsor’s Warrants) for redemption:
•	in whole and not in part;

•	at a price of $0.01 per Warrant;

•	upon a minimum of 30 days’ prior written notice of redemption (the 30-day redemption period) to each holder of a Warrant; and

•	if, and only if, the closing sale price of our common stock equals or exceeds $18.00 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to holders of Warrants.

          If the foregoing conditions are satisfied and we issue a notice of redemption of the Warrants, each holder of a Warrant will be entitled to exercise its Warrant prior to the scheduled redemption date. We may require that the Warrants subject to redemption be exercised on a “cashless exercise” basis. Once the notice of redemption is given, the redemption is not affected if the price of our common stock falls below the $18.00 redemption trigger price or the $13.00 Warrant exercise price after the redemption notice is issued.
          The exercise price and number of shares of common stock issuable on exercise of the Warrants may be adjusted in certain circumstances, including in the event of a stock dividend, stock split, extraordinary dividend, or our recapitalization, reorganization, merger or consolidation. However, the exercise price and number of shares of our common stock issuable upon exercise of the Warrants will not be adjusted for issuances of common stock at a price below the Warrant exercise price.
          The Warrants were issued in registered form under a Warrant agreement dated September 25, 2009, between Continental Stock Transfer & Trust Company, as Warrant agent, and the Company (the “Warrant Agreement”). You should review a copy of the Warrant Agreement, which is filed as an exhibit to the Registration Statement of which this prospectus forms a part, for a complete description of the terms and conditions applicable to the Warrants.
          The Warrants may be exercised upon surrender of the Warrant certificate on or prior to the expiration date at the offices of the Warrant agent, with the exercise form on the reverse side of the Warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to Resolute Energy Corporation, for the number of Warrants being exercised. The Warrant holders do not have any rights or privileges as holders of common stock and any voting rights until they exercise their Warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.
          No Warrants will be exercisable unless at the time of exercise a prospectus relating to our common stock issuable upon exercise of the Warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the Warrants. The terms of the Warrant agreement require us to use our best efforts to effectuate and maintain the effectiveness of a registration statement covering such shares and maintain a current prospectus relating to common stock issuable upon exercise of the Warrants until the expiration of the Warrants. However, no assurances can be provided that we will be able to do so. If the prospectus relating to the common stock issuable upon the exercise of the Warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the Warrants reside, holders will be unable to exercise their Warrants and we will not be required to net cash settle or cash settle the Warrant exercise, the Warrants may have no value, the market for the Warrants may be limited and the Warrants may expire worthless.
          No fractional shares will be issued upon exercise of the Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, we would, upon exercise, round up to the nearest whole number the number of shares of common stock to be issued to the Warrant holder.
Founder’s Warrants and Sponsor’s Warrants
Founder’s Warrants
          The terms of the Founder’s Warrants are identical to the terms of the Public Warrants except that the Founder’s Warrants:
•	are not redeemable so long as they are held by the Initial Stockholders (as defined below), Resolute Holdings, LLC or their Permitted Transferees (as defined below); and

•	may be exercised at the option of the holder on a cashless basis.
          If the Founder’s Warrants are held by holders other than William H. Cunningham, William A. Montgomery, Brian Mulroney and William F. Quinn (the “Initial Stockholders”), HH-HACI, L.P., Resolute

Holdings, LLC, or their Permitted Transferees, the Founder’s Warrants will be redeemable by Resolute and exercisable by the holders on the same basis as the Public Warrants.
          “Permitted Transferees” are (A) (i) the Company’s officers or directors or any affiliates or family members of any of the Company’s officers or directors, or (ii) any affiliates or partners of HH-HACI, L.P. or their partners, affiliates or family members or (iii) Resolute Holdings, LLC or its members, directors and officers or their partners, affiliates or family members; (B) in the case of an Initial Stockholder, a member of the Initial Stockholder’s immediate family or a trust, the beneficiary of which is a member of the Initial Stockholder’s immediate family, an affiliate of the Initial Stockholder or a charitable organization; (C) any transferee receiving Founder’s Warrants or Sponsor’s Warrants upon the death of an Initial Stockholder by virtue of the laws of descent and distribution; (D) any transferee receiving Founder’s Warrants or Sponsor’s Warrants upon dissolution of HH-HACI, L.P. by virtue of the laws of the state of Delaware or HH-HACI, L.P.’s limited partnership agreement or (E) in the case of an Initial Stockholder, any transferee receiving Founder’s Warrants or Sponsor’s Warrants pursuant to a qualified domestic relations order.
          While the Founder’s Warrants were registered under the Securities Act, they will continue to bear a restrictive legend that states that the Founder’s Warrants are subject to certain other terms that apply so long as the Founder’s Warrants are held by the Initial Stockholders or Permitted Transferees. The Founder’s Warrants were issued pursuant to the Warrant Agreement.
Sponsor’s Warrants
          The terms of the Sponsor’s Warrants will be identical to the terms of the Public Warrants except that the Sponsor’s Warrants:
•	will not be redeemable so long as they are held by HH-HACI, L.P., Resolute Holdings, LLC or their Permitted Transferees (as defined above); and

•	may be exercised at the option of the holder on a cashless basis.
          If the Sponsor’s Warrants are held by holders other than HH-HACI, L.P., Resolute Holdings, LLC or their Permitted Transferees (the “Sponsor Warrant Holders”), the Sponsor’s Warrants will be redeemable by us and exercisable by the holders on the same basis as the Public Warrants.
          While the Sponsor’s Warrants were registered under the Securities Act, they will continue to bear a restrictive legend that states that such Warrants are subject to certain other terms that apply so long as they are held by the Sponsor Warrant Holders. The Sponsor’s Warrants were issued pursuant to the Warrant Agreement.
Transfer Agent
          Our transfer agent and registrar for our common stock and Warrants Agent for our Warrants is Continental Stock Transfer & Trust Company.
Registration Rights Agreement
          On September 25, 2009, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with HH-HACI, L.P., Thomas O. Hicks, Resolute Holdings, LLC, Natural Gas Partners VII, L.P., NGP-VII Income Co-Investment Opportunities, L.P. Nicholas Sutton, James Piccone, Richard Betz, Dale Cantwell, Theodore Gazulis, Janet Pasque, Kenneth Hersh, Richard Covington, William Quinn, William Cunningham, Thomas Hicks, Jr. and Robert Swartz (the “Holders”). Pursuant to the Registration Rights Agreement, the Holders are entitled to registration rights, subject to certain limitations, with respect to shares of the Company’s Common Stock, Earnout Shares, Founder’s Warrants (including the shares of Common Stock issuable upon the exercise of such Founder’s Warrants ), and Sponsor’s Warrants (including the shares of Common Stock issuable upon the exercise of such Sponsor’s Warrants) (collectively, the “Registrable Securities”) received in the Resolute Transaction and pursuant to distributions made to respective members or partners by HH-HACI, L.P. and Resolute Holdings, LLC . Each of two groups of Holders (defined as the “Hicks Registration Rights Holders” and the “REC Registration Rights Holders”) is entitled to require the Company, on two occasions, to register under the Securities

Act the Registrable Securities (“Demand Registration Rights”). The Company shall not be required to (y) effect a Demand Registration unless the aggregate offering price to the public in the offering is expected to be at least $10.0 million or (z) file a Registration Statement with respect to a Demand Registration within one hundred and eighty (180) days of the completion of any underwritten offering of the Company’s securities. The Holders may elect to exercise Demand Registration Rights at any time.
          In addition, the Holders may request registration on a Shelf Registration Statement, provided that the Company is not obligated to effect such a request (i) through an underwritten offering, (ii) where it is not eligible to use Form S-3 or (iii) where the aggregate price to the public is less than $5.0 million. Registrations on Shelf Registration Statements shall not be counted as a Demand Registration subject to the limitations set forth above except in the case of an underwritten offering. The Holders also have certain “piggyback” registration rights on registration statements filed by the Company. The demand and piggyback registration rights are subject to certain customary conditions and limitations, including the right of the underwriters to limit the number of securities included in any underwritten offering.
          Rights under the Registration Rights Agreement are assignable by holders of Registrable Securities in conjunction with permitted transfers of Registrable Securities.
          As of March 31, 2011, no Holder had exercised rights under the Registration Rights Agreement.
          The Company will bear the expenses incurred in connection with the filing of any such registration statements, including all reasonable expenses incurred in performing its obligations under the Registration Rights Agreement. The Holders will pay the underwriting commissions and fees associated with the sale of their respective securities in any underwritten offering. The preceding summary of the Registration Rights Agreement is qualified in its entirety by reference to the complete text of the agreement, which is filed as an exhibit to the Registration Statement of which this prospectus forms a part.
Anti-takeover Effects of Certain Provisions Our Charter and Our Bylaws
          Some provisions of our charter and our bylaws contain provisions that could make it more difficult to acquire the Company by means of a merger, tender offer, proxy contest or otherwise, or to remove our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with our board of directors. We believe that the benefits of increasing our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.
Undesignated Preferred Stock
          The ability to authorize and issue undesignated preferred stock may enable our board of directors to render more difficult or discourage an attempt to change control of the Company by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal is not in our best interest, the board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group.
Classified Board of Directors
          Our charter provides for a board of directors divided into three classes and serving staggered, three-year terms. Approximately one-third of our board of directors are elected each year. This classified board of directors provision could discourage a third party from making a tender offer for our shares of capital stock or attempting to obtain control of the Company. It could also delay stockholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Removal of Director
          Our charter provides that members of our board of directors may only be removed by the affirmative vote of holders of at least a majority of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.
Stockholder Meetings
          Our charter and bylaws provide that a special meeting of stockholders may be called only by the chairman of the board, the chief executive officer, the president or by a resolution adopted by a majority of the whole board of directors of the Company.
Requirements for Advance Notification of Stockholder Nominations and Proposals
          Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors.
Stockholder action by written consent
          Our charter and bylaws provide that, except as may otherwise be provided with respect to the rights of the holders of preferred stock, no action that is required or permitted to be taken by the Company’s stockholders at any annual or special meeting may be effected by written consent of stockholders in lieu of a meeting of stockholders. This provision, which may not be amended except by the affirmative vote of at least 66 2/3% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, makes it difficult for stockholders to initiate or effect an action by written consent that is opposed by our board of directors.
Amendment of the bylaws
          Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our charter and bylaws grant our board the power to adopt, amend and repeal our bylaws at any regular or special meeting of the board on the affirmative vote of a majority of the directors then in office. The Company’s stockholders may adopt, amend or repeal the Company’s bylaws but only at any regular or special meeting of stockholders by an affirmative vote of holders of at least 66 2/3% of the voting power of all then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class.
Amendment of the certificate of incorporation
          Our charter provides that, in addition to any other vote that may be required by law or any preferred stock designation, the affirmative vote of the holders of at least 66 2/3% of the voting power of all then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, is required to amend, alter or repeal, or adopt any provision as part of the Company’s charter inconsistent with the current provisions of the Company’s charter dealing with the board of directors, bylaws, meetings of the Company’s stockholders or amendment of the Company’s charter.
          The provisions of our certificate of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
          The following is a summary of the material U.S. federal income tax consequences to U.S. holders and non-U.S. holders (each defined below) regarding the acquisition, ownership and disposition of Resale Shares.
          For purposes of this discussion, a U.S. holder is a beneficial owner of Resale Shares who is:
•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) it has in effect a valid election to be treated as a U.S. person.
          For purposes of this discussion, a non-U.S. holder is a beneficial owner of Resale Shares that is not a U.S. holder.
          This section is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis.
          Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. This summary is not binding on the Internal Revenue Service (“IRS”), and the IRS is not precluded from adopting a contrary position.
          This section does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each holder of Resale Shares. This section does not address all aspects of U.S. federal income taxation that may be relevant to any particular investor based on such investor’s individual circumstances. In particular, this section considers only U.S. holders and non-U.S. holders that hold Resale Shares as capital assets and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to investors that are subject to special treatment, including:
•	broker-dealers;

•	insurance companies;

•	taxpayers who have elected mark-to-market accounting;

•	tax-exempt organizations;

•	regulated investment companies;

•	real estate investment trusts;

•	financial institutions or “financial services entities;”

•	taxpayers who hold shares of our common stock as part of a straddle, hedge, conversion transaction or other integrated transaction;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	tax payers who receive Resale Shares as compensation for services;

•	certain expatriates or former long-term residents of the United States; and

•	U.S. holders whose functional currency is not the U.S. dollar.

          This section does not address any aspect of U.S. federal gift or estate tax laws, or state, local or non-U.S. tax laws. In addition, this section does not consider the tax treatment of entities taxable as partnerships for U.S. federal income tax purposes or other pass-through entities or persons who hold Resale Shares through such entities. Prospective investors are urged to consult their tax advisors regarding the specific tax consequences to them of the acquisition, ownership or disposition of Resale Shares in light of their particular circumstances.
Tax Consequences of Owning Resale Shares
U.S. Holders
          Dividends and Other Distributions on Resale Shares
          Distributions on Resale Shares will constitute dividends for U.S. federal income tax purposes to the extent paid from the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds the Company’s current or accumulated earnings and profits, the excess will be treated first as a tax-free return of capital and will reduce (but not below zero) the U.S. holder’s adjusted tax basis in the Resale Shares, and any remaining excess will be treated as capital gain from a sale or exchange of the Resale Shares, subject to the tax treatment described below in “Disposition of Shares of Resale Shares.”
          Dividends received by a corporate U.S. holder generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions, and provided certain holding period requirements are met, dividends received by a non-corporate U.S. holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to capital gains for tax years beginning on or before December 31, 2012, after which the rate applicable to dividends is currently scheduled to change to the tax rate generally then applicable to ordinary income.
          Disposition of Shares of Resale Shares
          Upon the sale, exchange or other disposition of Resale Shares, a U.S. holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale, exchange or other disposition of the Resale Shares and the U.S. holder’s adjusted tax basis in such Resale Shares. Generally, such gain or loss will be capital gain or loss. Any such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for the Resale Shares exceeds one year, and will otherwise be short-term capital gain or loss.
          Tax Rates Applicable to Ordinary Income and Capital Gains
          Ordinary income and short-term capital gains of non-corporate U.S. holders are generally taxable, for tax years beginning on or before December 31, 2012, at graduated rates of up to 35%. For tax years beginning after December 31, 2012, the maximum ordinary income rate for ordinary income and short-term capital gains of non-corporate U.S. holders is scheduled to increase to 39.6%. Long-term capital gains of non-corporate U.S. holders are currently subject to a maximum tax rate of 15% for tax years beginning on or before December 31, 2012. After December 31, 2012, the maximum long-term capital gains tax rate of non-corporate U.S. holders is scheduled to increase to 20%. The deductibility of capital losses is subject to limitations.
Non-U.S. Holders
          Dividends and Other Distributions on Resale Shares
          In general, any distributions made to a non-U.S. holder of Resale Shares, to the extent paid out of current or accumulated earnings and profits of the Company (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes. Provided such dividends are not effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States, such dividends generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
          Any distribution not constituting a dividend will be treated first as a tax-free return of capital and will reduce (but not below zero) the non-U.S. holder’s adjusted tax basis in its Resale Shares and any remaining excess will be treated as gain realized from the disposition of the Resale Shares, as described under “— Disposition of Resale Shares” below.
          Dividends paid to a non-U.S. holder that are effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States generally will not be subject to U.S. withholding tax, provided such non-U.S. holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends generally will be subject to U.S. federal income tax at the same graduated individual or corporate rates applicable to U.S. holders. If the non-U.S. holder is a corporation, dividends that are effectively connected income may also be subject to a “branch profits tax” at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.
          A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate for dividends will be required (a) to complete IRS Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if the Resale Shares are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations.
          A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.
          Disposition of Resale Shares
          A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, exchange or other disposition of shares of Resale Shares unless:
•	the gain is effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•	the Company is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held Resale Shares and, in the case where shares of our common stock are regularly traded on an established securities market, the non-U.S. holder has owned, directly or by operation of certain attribution rules, more than 5% of shares of our common stock at any time within the shorter of the five-year period preceding a disposition of Resale Shares or such non-U.S. holder’s holding period for the Resale Shares.
          Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates. Any gain described in the first bullet point above of a non-U.S. holder that is a foreign corporation may also be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Gain described in the second bullet point above (which may be offset by U.S. source capital losses) will be subject to a flat 30% U.S. federal income tax.
          With respect to the third bullet point above, there can be no assurance that shares of our common stock will be treated as regularly traded on an established securities market. The Company believes that it will be a “United States real property holding corporation” for U.S. federal income tax purposes. Any capital gain described in the third bullet point will generally be subject to the same minimum tax rates that are applicable to U.S. holders.
Information Reporting and Back-up Withholding
          A U.S. holder may be subject to information reporting requirements with respect to dividends paid on Resale Shares, and on the proceeds from the sale, exchange or disposition of Resale Shares

In addition, a U.S. holder may be subject to back-up withholding (currently at 28%) on dividends paid on Resale Shares, and on the proceeds from the sale, exchange or other disposition of Resale Shares unless the U.S. holder provides certain identifying information, such as a duly executed IRS Form W-9 certifying that he, she, or it is not subject to backup withholding or appropriate W-8, or otherwise establishes an exemption. Back-up withholding is not an additional tax and the amount of any back-up withholding will be allowable as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. In general, a non-U.S. holder will not be subject to information reporting and backup withholding. However, a non-U.S. holder may be required to establish an exemption from information reporting and backup withholding by certifying the non-U.S. holder’s non-U.S. status on Form W-8BEN. Holders are urged to consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.
Recently Enacted Legislation
          Recently enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. The legislation applies to payments made after December 31, 2012. The legislation generally will impose a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, Resale Shares paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. Under certain circumstances, an account holder may be eligible for refunds or credits of such taxes.
          Other recently enacted legislation requires certain holders who are individuals, estates or trusts to pay a 3.8% unearned income Medicare contribution tax on, among other things, dividends and capital gains from the sale or other disposition of common stock for taxable years beginning after December 31, 2012. Such legislation is the subject of a number of constitutional challenges, and at least one court has held that the law is void.
LEGAL MATTERS
          Davis Graham & Stubbs LLP of Denver, Colorado has provided its opinion on the validity of the securities offered by this prospectus.
EXPERTS
          The consolidated financial statements of Resolute Energy Corporation (successor by merger to Hicks Acquisition Company I, Inc.) as of December 31, 2010 and 2009, and for each of the years in the three-year period ended December 31, 2010, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
          The combined statements of operations, shareholder’s/member’s equity (deficit), and cash flows of Resolute Natural Resources Company, LLC, Resolute Aneth, LLC, WYNR, LLC, BWNR, LLC, RNRC Holdings, Inc. and Resolute Wyoming, Inc. for the period from January 1, 2009 to September 24, 2009, and the year ended December 31, 2008, incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph relating to the retrospective adjustment for the change in accounting for noncontrolling interests as described in Note 2), which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
          Estimates of historical oil and natural gas reserves and related information of the Company as of December 31, 2010, December 31, 2009 and December 31, 2008 included and incorporated by reference herein are based upon engineering studies prepared by the Company and audited by Netherland, Sewell & Associates, Inc., independent petroleum engineers. Such estimates and related information have been so included in reliance upon the authority of such firm as experts in such matters.

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

RESOLUTE ENERGY CORPORATION
12,859,193 Shares of Common Stock

PROSPECTUS

April 15, 2011